 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

                (X)         ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                               EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the Year Ended December 31, 2001

OR

                ( )         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From         to
Commission File Number

                                     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

 ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN

                                    B. Name of the issuer to the securities held pursuant to the Plan and the address of its principal executive office:

 ACCEPTANCE INSURANCE COMPANIES INC.
 535 W. BROADWAY
COUNCIL BLUFFS, IOWA 51503

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                            ACCEPTANCE INSURANCE COMPANIES INC.
                                                                            401(K) TAX DEFERRED SAVINGS PLAN

Date June 24, 2002                                             By/s/Dawn Wetherell
                                                                                Dawn Wetherell
                                                                                Plan Administrator

 CONTENTS

(a)    Financial Statements and Annual Report Schedules

        Independent Auditors' Report
        Statement of Net Assets Available for Benefits,
            December 31, 2001 and 2000
        Statement of Changes in Net Assets Available for Benefits
            for the Year Ended December 31, 2001
        Notes to Financial Statements

(b)    Annual Report Schedules

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

        Schedule H, Line 4i - Schedule of Assets (Acquired and Disposed
            of Within Year)

        Schedule H, Line 4j - Schedule of Reportable Transactions

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

TIGHE, MASSMAN & NELSON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

                                                                    13310 "I" Street
                                                                Omaha, Nebraska 68137
J. William Tighe, C.P.A. (1930-1989)             (402) 330-7099                         George E. Nelson, C.P.A.
Michael L. Massman, C.P.A.                     FAX (402) 330-0809                         James A. Reinig, C.P.A.
             _______
G. Michael Gillain

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Acceptance Insurance Companies Inc.
401(k) Tax Deferred Savings Plan
Council Bluffs, Iowa

We have audited the accompanying statements of net assets available for benefits of Acceptance Insurance Companies Inc. 401(K) Tax Deferred Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Acceptance Insurance Companies Inc. 401(K) Tax Deferred Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the financial statements, certain errors resulting in overstatement of previously reported Net Assets Available for Benefits were discovered by the Company during the current year. Accordingly, the December 31, 2000 Statement of Net Assets Available for Benefits has been restated to correct the error.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                /s/Tighe Massman & Nelson P.C.
                                                                                                                Certified Public Accountants
June 20, 2002
Omaha, Nebraska

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

2001	2000
Assets:		
Investments at Fair Value:		
Acceptance Insurance Companies Inc. Common Stock	$ 560,058	$ 784,361
Money Market Fund	3,408,436	3,997,691
Unit Investment Trust	1,207,368	1,261,580
Mutual Funds	9,049,128	8,581,515
Participant Loans	285,909	410,607
Total Investments	14,510,899	15,035,754
Receivables:		
Employer Contributions	102,258	77,707
Employee Contributions	76,510	-
Accrued Interest and other	25,503	29,176
Total Assets	14,715,170	15,142,637
Liabilities		
Payable to sponsor	130,422	50,226
Payable - other	2,522	-
Total Liabilities	132,944	50,226
Net Assets Available for Benefits	$ 14,582,226	$ 15,092,411

The accompanying notes are an integral part of the financial statements

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

The accompanying notes are an integral part of the financial statements

 ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1.     Description of the Plan

        The following description of the Plan provides only general information. Participants should refer to the
        Plan agreement for a more complete description of the Plan’s provisions.

        A.     Background and Eligibility

                The Acceptance Insurance Companies Inc. Employee Stock Ownership (ESOP) and Tax Deferred
                Savings Plan (401(k)) (the Plan) was established to enable participating employees of Acceptance
                Insurance Companies Inc. (the Company) to share in the growth of the employer and to provide participants with future economic security. On January 1, 2001 the plan was amended and renamed the Acceptance Insurance Companies Inc. 401(k) Tax Deferred Savings Plan. The Plan was
                amended effective January 1, 2002 to incorporate recent legislative provisions affecting retirement plans.

                For the 401(k) portion, participation in the Plan is voluntary and is applicable to all employees on the first day of the month following the date of hire provided they have attained the age of 21. The
                Company may match all or a portion of the participants’ 401(k) contributions at its discretion.
                However, a participant must be employed by the Company on the last day of the plan year in order to receive a matching contribution. Participation in the ESOP portion of the plan is available to those participants credited with one year of service in the plan prior to January 1, 1997 and have attained age 21. In addition, in order to share in the ESOP contribution, a participant must be employed by the Company on the last day of the plan year, and complete at least 1000 hours of service during the plan year, or terminate employment prior to the last day of the plan year because of death, disability or attainment of age 65. The Plan is administered by the Acceptance Insurance Companies Inc.
                Administrative Committee.

        B.     Investments and Contributions

                Employee contributions are invested in one or more funds as elected by the employee. As of
                December 31, 2001, the following funds were available for investment: Dreyfus Emerging Leaders
                Fund, Acceptance Insurance Companies, Inc. Common Stock, American Century Equity Growth
                Fund, Key Trust Guaranteed Investment Contract Fund, First Omaha U.S. Government Obligation
                Money Market Fund, Janus Advisors Balanced Fund, Janus Advisors Growth Fund,
                Janus Advisors Worldwide Fund, American Century Value Fund, American Century International
                Growth Fund, Vanquard 500 Index Fund, and a Vanguard Total Bond Market Fund. Employer
                contributions are invested only in the Acceptance Common Stock Fund for the ESOP portion of the Plan and in one or more funds for the 401(k) portion of the Plan, as directed by the participant. Participants may change their investment options daily.

                Each participant may, subject to the maximum limitations under ERISA, contribute to the 401(k)
                portion from 1% to 15% of their compensation, as defined under the Plan. The Company may, but is not required to, contribute a matching contribution. The Company may also make an additional discretionary contribution. Any Company contributions are determined by the Company’s Board of
                Directors. Contributions to the ESOP portion of the plan are determined by the company each year.
                Currently, the company does not intend to make future ESOP contributions to the plan.

 ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001

1.     Description of the Plan - Continued

        C.     Vesting

                Participants are 100% vested in employee contributions, rollovers and ESOP company stock. With respect to other Company contributions, including matching contributions, except upon death, disability or retirement, whereupon employer contributions become fully vested, employer contributions are vested 10% with one year of service and vesting increases to 30%, 50%, 75%, and 100% through five years of service. Employee contributions are fully vested at all times.

                The normal form of benefit for a participant who terminates or retires is a lump sum payment. If the participant’s account was vested in Acceptance Insurance Companies Inc. common stock, the payment can be in the form of stock or cash. For all other account balances the lump sum payment is in cash only.

        D.     Forfeited Accounts

                 For terminated employees withdrawing their vested accounts, forfeited accounts are used to reduce future employer contributions. During the Plan Year ended December 31, 2001, forfeited account balances totaled $153,514.

        E.     Loans to Participants

                The Plan provides that participants may be granted loans subject to certain terms and maximum dollar or vested account balance limits, as defined by the Plan. These loans mature within five years from the date they are granted, except loans for the participant’s principal residence can be extended beyond five years. Loan payments are withheld from employee payroll and submitted to the trustee.

        F.     Plan Termination

                The term of the plan is indefinite, but may be amended, modified or terminated at any time by the
                Company. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan’s participants and beneficiaries. In the event the Plan is terminated, with certain exceptions, each participant’s account becomes 100% vested. The Company is required to direct the Trustee to distribute the Plan’s assets to participants in lump sum distributions, which shall be made in whole shares of Acceptance Insurance Companies Inc. stock to the extent the fund is so comprised and cash.

2.     Summary of Significant Accounting Policies

        A.     Basis of Accounting

                The financial statements of the Acceptance Insurance Companies Inc. 401(k) Tax Deferred Savings
                Plan are prepared on the accrual basis of accounting.

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001

2.     Summary of Significant Accounting Policies - Continued

        B.     Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

        C.     Investment Valuation and Income Recognition

                Investments in equity securities are recorded at fair value. Mutual fund units are recorded at reported net asset value. Investments in guaranteed interest contracts are valued at contract value, which approximates fair value. Participant loans are carried at the balance of outstanding principal.

                Purchases and sales of securities are recorded on a settlement-date basis, which approximates trade-date basis. Interest and dividend income is reported on the accrual basis.

        D.     Payment of Benefits

                 Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the plan at December 31, 2001 and 2000, but were not yet paid totaled $0 and
                 $217, respectively.

3.     Income Tax Status

        The plan obtained its latest determination letter on October 1, 1990, in which the Internal Revenue
        Service stated that the plan, as then designed, was in compliance with the applicable requirements of the
        Internal Revenue code. The plan has been amended since receiving the determination letter.
        However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

        A participant’s contributions to the 401(k) portion of the Plan are made on a pre-tax basis, i.e., they are excluded from gross income for income tax purposes, but are subject to social security taxes. A participant is not subject to federal income taxes on the amount of participant contributions, Company contributions or Plan earnings until such amounts are withdrawn or distributed. The tax consequences to participants will vary depending on the circumstances at the time of distribution.

ACCEPTANCE INSURANCE COMPANIES INC.
 401(K) TAX DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001

4.     Fees and Expenses

        Fees and expenses that are incurred directly in the interest of the Plan were paid by Acceptance Insurance
        Companies Inc. for the year ended December 31, 2001.

5.     Restatement of Beginning Net Assets

        Beginning balances, Net Assets Available for Benefits, are being restated to properly reflect December
        31, 2000 ending accruals primarily for dividend income from mutual fund investments.

6.     Investments

        Investments held by the Plan at December 31 are:

         *Represents a Party-In-Interest.

 ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001

6.     Investments - Continued

         At December 31, 2001, individual investments representing 5% or more of net assets available are as follows:

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001

7.     Reconciliation of Financial Statements to Form 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the
        Form 5500:

          The following is a reconciliation of changes in net assets for the year per the financial statements to the
        Form 5500:

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001

8.     Non-participant Directed Investments

        Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001

9.    Subsequent Events

       On March 20, 2002, the Plan's management filed a submission with the Internal Revenue Service for the
       Plan under the Employee Plans Compliance Resolution System. The submission requested a compliance statement with respect to certain operational failures and proposed corrective measures. The proposed corrective measures include a corrective allocation of ESOP shares resulting in an additional contribution of approximately 21,700 shares of company stock. The other proposed corrective measures are generally comprised of assurances that operational failures have been corrected on a prospective basis. While the Internal Revenue Service has acknowledged the receipt of the submission, it is the opinion of the Plan's management that the ultimate resolution of this matter will not have a material adverse effect on the Plan.

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
ANNUAL REPORT SCHEDULES
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
TAX IDENTIFICATION NUMBER 31-0742926
PLAN NUMBER 001

Column B	Column C	Column D	Column E
Identity of Issue, Borrower Lessor of Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par on Maturity Date		
Common Stock	Number of Shares	Cost	Current Value
*Acceptance Insurance Companies	110,031	$ 719,019	$ 560,058
	Total Common Stock	719,019	560,058
Unit Investment Trust			
Keytrust EB Managed Guaranteed Investment Contract Fund	77,095	1,110,105	1,207,368
	Total Unit Investment Trusts	1,110,105	1,207,368
Mutual Funds			
American Century Capital Portfolios Value Fund Advisors CL	126,754	808,944	887,284
American Century Equity Growth Fund Advisors CL	44,982	1,022,423	865,010
American Century International Growth Fund Advisors CL	14,487	131,031	115,317
Dreyfus Emerging Leaders Fund	14,869	531,513	517,029
Janus Advisors Growth Fund	98,430	2,818,804	2,036,519
Janus Advisors Balanced Fund	28,141	653,249	644,431
Janus Advisors Worldwide Fund	39,467	1,530,845	1,157,174
Vanguard 500 Index Fund	23,002	2,812,347	2,435,717
Vanguard Total Bond Market Index Fund	38,525	392,782	390,647
	Total Mutual Funds	10,701,938	9,049,128

*Represents a Party-in-Interest

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
ANNUAL REPORT SCHEDULES
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
DECEMBER 31, 2001
TAX IDENTIFICATION NUMBER 31-0742926
PLAN NUMBER 001

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
ANNUAL REPORT SCHEDULES
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED WITHIN YEAR)
DECEMBER 31, 2001
TAX IDENTIFICATION NUMBER 31-0742926
PLAN NUMBER 001

ACCEPTANCE INSURANCE COMPANIES INC.
401(K) TAX DEFERRED SAVINGS PLAN
ANNUAL REPORT SCHEDULES
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2001
TAX IDENTIFICATION NUMBER 31-0742926
PLAN NUMBER 001

Series Transactions, When Aggregated, Involving an Amount in Excess of 5 Percent of the Current Value of Plan Assets